Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2024

Q3

2024

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of November 12, 2024. This MD&A should be read in conjunction with the Company’s third quarter 2024 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), the Company's 2023 audited annual consolidated financial statements and its accompanying notes (the “2023 Annual Financial Statements”) and the Company’s Annual Information Form dated March 6, 2024 (the “2023 AIF”), which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and in Section 19 - Risk Factors of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q3 2024	Three months ended September 30, 2024
Q3 2023	Three months ended September 30, 2023
YTD Q3 2024	Nine months ended September 30, 2024
YTD Q3 2023	Nine months ended September 30, 2023

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms operates vertically integrated Bitcoin data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining pool operator under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company on a daily basis in Bitcoin (“BTC”). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Bitfarms currently has 12 operating Bitcoin data centers, two under development, and two under Hosting agreements, situated in four countries: Canada, the United States, Paraguay and Argentina. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of November 12, 2024	Contracted power as of November 12, 2024
North America
Canada	159 MW	180 MW	[1,2]
United States	18 MW	215 MW	[2,3]
	177 MW	395 MW
South America
Paraguay	80 MW	280 MW	[2]
Argentina	54 MW	210 MW	[2]
	134 MW	490 MW
	311 MW	885 MW

1 The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec but does not currently have an expansion plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.

2 Refer to Section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

3 The Company has access to 84 MW from its two Hosting agreements with Stronghold Digital Hosting Inc., a subsidiary of Stronghold Digital Mining Inc. Refer to Section 6 - Expansion Projects for details on the timing of the energization of Miners.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	2024	2023
Revenues	44,853	34,596	136,718	100,125
Gross loss	(11,789)	(8,866)	(33,746)	(23,259)
Gross margin (1)	(26)%	(26)%	(25)%	(23)%
Operating loss	(43,892)	(18,638)	(91,178)	(59,392)
Operating margin (1)	(98)%	(54)%	(67)%	(59)%
Net loss	(36,649)	(16,507)	(69,228)	(46,877)
Basic and diluted loss per share	(0.08)	(0.06)	(0.17)	(0.19)
Gross Mining profit (2)	16,699	14,527	68,689	44,823
Gross Mining margin (2)	38%	44%	52%	47%
Adjusted EBITDA (2)	6,352	8,883	41,424	27,226
Adjusted EBITDA margin (2)	14%	26%	30%	27%

	As of September 30,	As of December 31,
	2024	2023
Total assets	586,625	378,725
Current financial liabilities	46,159	53,525
Non-current financial liabilities	1,530	—
Long-term debt included in financial liabilities	1,672	4,022

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.
[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. THIRD QUARTER 2024 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $44.9 million, gross loss of $11.8 million (gross margin[1] of negative 26%) including non-cash depreciation and amortization expense of $28.8 million, operating loss of $43.9 million (operating margin[1] of negative 98%), and net loss of $36.6 million;
●	Gross Mining profit[2] of $16.7 million (38% Gross Mining margin2); and
●	Adjusted EBITDA[2] of $6.4 million (14% Adjusted EBITDA margin2).

Operations

●	Increased Hashrate from 10.4 EH/s at June 30, 2024 to 11.3 EH/s at September 30, 2024, an increase of 9%, through the energization of approximately 5,400 more efficient Miners;
●	Earned 703 BTC at an average direct cost of $36,000 per BTC[2] or an average total cash cost of $52,400 per BTC[2] and held 1,147 BTC valued at approximately $72.6 million as of September 30, 2024; and
●	Sold 461 BTC at an average price of $60,600 per BTC for total proceeds of $27.9 million, a portion of which was used to pay capital expenditures.

Expansions

●	Executed Bitfarms’ transformative fleet upgrade with the deployment of approximately 5,400 additional Miners across 3 data centers located in Canada, the US, and Paraguay, enabling the Company to achieve 11.3 EH/s at September 30, 2024.

United States

●	In August 2024, entered into a definitive merger agreement (the “Merger Agreement”), pursuant to which the Company will acquire Stronghold Digital Mining Inc. (“Stronghold”), a vertically integrated crypto asset mining company with operations located in Pennsylvania, in a stock-for-stock merger transaction (the “Stronghold Transaction”). The Stronghold Transaction may add up to 307 MW of additional power capacity to the Company’s operations;
●	Closed the lease agreement in Sharon, Pennsylvania, providing the Company with an immediate capacity of 12 MW of electricity with up to 98 MW of additional development capacity. Bitfarms also signed a letter of intent for a lease to an additional 10 MW site, which would bring total site capacity to 120 MW. Upon completion, the Sharon data center is expected to support an additional 6 EH/s of Miner capacity with the latest-generation Miners; and
●	In September 2024, entered into a Miner Hosting agreement with Stronghold (the “Panther Creek Hosting Agreement”) which will accelerate the deployment of 10,000 Bitmain T21 Miners, originally scheduled to come online at the Yguazu, Paraguay data center. Energization is anticipated to begin in November 2024 and will bring between 1.9 EH/s and 2.2 EH/s online.

Paraguay

●	Progressed on the construction of the Yguazu data center; and
●	Installed approximately 1,800 Bitmain T21 air-cooled Miners, completing the Paso Pe, Paraguay expansion and contributing to a total of approximately 2.8 EH/s at an efficiency of 22 w/TH.

1 Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

2 Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. THIRD QUARTER 2024 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS (Continued)

Financing

●	Raised $65.8 million in net proceeds through the Company’s 2024 at-the-market equity offering program (“2024 ATM Program”);
●	Deposited $7.8 million with Stronghold, which is refundable on December 31, 2025, in connection with the Panther Creek Hosting Agreement; and
●	Collected the remaining $5.2 million balance of the Canadian sales tax recovery of the approximately $24.4 million total claims between February 5, 2022 and April 2024, for which the refund was confirmed by the Provincial tax authorities in the second quarter of 2024.

Other

●	Appointed Ben Gagnon as Chief Executive Officer (“CEO”) and Director of the board of directors (the “Board”), Liam Wilson as Chief Operating Officer and Benoit Gobeil as Chief Infrastructure Officer;
●	Appointed Amy Freedman as Independent Director of the Board and Lead Director Brian Howlett as Independent Chairman of the Board; accepted the resignations of Nicolas Bonta and Andrés Finkielsztain from the Board;
●	Entered into the Settlement Agreement (as defined in Section 19 - Risk Factors (The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.)) with Riot Platforms, Inc. (“Riot”) on September 24, 2024; and
●	Settled the employment dispute with the former CEO in August 2024.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended September 30,			Nine months ended September 30,
	2024	2023	% Change	2024	2023	% Change
Total BTC earned	703	1,172	(40)%	2,260	3,692	(39)%
Average Watts/Average TH efficiency*	23	36	(36)%	28	36	(22)%
BTC sold	461	1,018	(55)%	1,917	3,394	(44)%

*	Average Watts represents the average energy consumption of deployed Miners

Q3 2024 v. Q3 2023

●	703 BTC earned in Q3 2024, compared to 1,172 BTC earned in Q3 2023, representing a decrease of 40% as a result of reduced Block Rewards following the April 2024 halving event and a 62% increase in average Network Difficulty, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with additional and higher efficiency Miners;
●	With the Company upgrading its fleet with more efficient Miners, the Company improved its ending energy efficiency to 21 Watts/TH on September 30, 2024 compared to 36 Watts/TH on September 30, 2023. This improvement resulted in a 23 average Watts/Average TH efficiency during Q3 2024, compared to 36 average Watts/Average TH efficiency during Q3 2023, representing an improvement of 36%; and
●	461 BTC sold in Q3 2024, compared to 1,018 BTC sold in Q3 2023. The proceeds were used in part to fund operations and to supplement liquidity.

YTD Q3 2024 v. YTD Q3 2023

●	2,260 BTC earned during YTD Q3 2024, compared to 3,692 BTC earned during YTD Q3 2023, representing a decrease of 39% from the previous year as a result of reduced Block Rewards following the April 2024 halving event and a 74% increase in average Network Difficulty, partially offset by an increase in Hashrate from the Company’s expansions and upgrades to its Miner fleet with higher efficiency Miners;
●	With the Company upgrading its Mining fleet, the Company improved its ending energy efficiency to 21 Watts/TH on September 30, 2024, ahead of its targeted year-end completion date, compared to 36 Watts/TH on September 30, 2023. This improvement resulted in a 28 average Watts/Average TH efficiency during YTD Q3 2024, compared to 36 average Watts/Average TH efficiency during YTD Q3 2023, representing an improvement of 22%; and
●	1,917 BTC sold in YTD Q3 2024, compared to 3,394 BTC sold in YTD Q3 2023. The proceeds were used in part to fund operations, repay equipment financing indebtedness and to supplement liquidity.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS (Continued)

Key Performance Indicators (Continued)

YTD Q3 2024 v. YTD Q3 2023 (Continued)

	As of September 30,
	2024	2023	% Change
Period-end operating EH/s	11.3	6.1	85%
Watts/TH efficiency*	21	36	(42)%
Period-end operating capacity (MW)	310	234	32%
Hydro power (MW)	256	183	40%
Hydro power proportion of period-end operating capacity	83%	78%	4%

*	Watts represents the energy consumption of deployed Miners

As of September 30, 2024 v. as of September 30, 2023

●	11.3 EH/s online as of September 30, 2024, compared to 6.1 EH/s online as of September 30, 2023, an increase of 85%, as a result of the Company’s expansions in Paso Pe (Paraguay) and Baie-Comeau (Quebec), as well as the upgrade of its Miner fleet with higher efficiency Miners;
●	Ending energy efficiency of 21 Watts/TH on September 30, 2024 compared to 36 Watts/TH on September 30, 2023, an improvement of 42% as a result of the Company upgrading its fleet with more efficient Miners;
●	310 MW operating capacity as of September 30, 2024, compared to 234 MW operating capacity as of September 30, 2023, an increase of 32%, as a result of the expansion in Paso Pe (resulting in an additional 70 MW) and the expansion in Baie-Comeau (resulting in an additional 6 MW); and
●	256 MW hydro power as of September 30, 2024, compared to 183 MW hydro power as of September 30, 2023, an increase of 40% as a result of the Company’s expansion in Paso Pe and Baie-Comeau and representing 83% of the Company’s total operating energy capacity at September 30, 2024.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company describes its expansion plans below under the sections entitled “United States Expansion”, “Paraguay Expansion”, “Canada Expansion”, and “Argentina Expansion”. These expansion projects only include updates for 2024. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024, and the 2023 AIF.

As of September 30, 2024, the Company operated 11.3 EH/s, an increase of 5.2 EH/s, or 85%, compared to September 30, 2023, with the installation of additional Miners in Paso Pe, Paraguay; Baie-Comeau, Quebec; and Rio Cuarto, Argentina, and the Company upgrading its overall fleet with more efficient Miners. In October 2024 the Company achieved 11.5 EH/s, and in November 2024 the Company achieved 11.9 EH/s, mainly due to fleet-wide operational excellence initiatives. Through its expansion projects and the investment in its transformative fleet upgrade, the Company achieved its target of 21 w/TH before the end of 2024 and is executing towards its revised targets of 18 EH/s by March 31, 2025 and 21 EH/s by June 30, 2025.

The Company’s revised target reflects the adoption of a more conservative approach in determining its forward guidance and is driven primarily by delays in Miner deliveries including the reassignment of Miners from Paraguay to the two Stronghold hosting sites. The Company is also upgrading 18,853 Bitmain T21s remaining in its Purchase Option and March 2024 Purchase Order, as defined below, to the more efficient Bitmain S21 Pro, with scheduled deliveries in December 2024 and January 2025.

The most recent BTC halving event occurred on April 19, 2024, and the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s Hashrate and Miner efficiency.

Cautionary statements

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. Adding reliable, environmentally-friendly hydro power is an element of the Company’s strategy to expand cost-effectively its operating footprint. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2023, dated March 6, 2024 for further details, including a description of these and other factors.

Transformative Fleet Upgrade

The transformative fleet upgrade plan described above underpins the Company’s 2024 expansion strategy. Securing additional Miners is a key element of the Company’s strategy to benefit from increasing Bitcoin prices and to drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling $95.5 million, or $14/TH, which were delivered in 2024. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of $74.5 million, or $14/TH.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

Transformative Fleet Upgrade (Continued)

On March 11, 2024, the Company exercised the Purchase Option. On that date, the Company also purchased an additional 19,280 Bitmain T21 Miners for $14/TH, and 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners for $17.50/TH, for an aggregate purchase price of $69.2 million (collectively defined as the ''March 2024 Purchase Order'').

On November 12, 2024, the Company amended the Purchase Option and the March 2024 Purchase Order and upgraded 18,853 Bitmain T21 Miners with more efficient Bitmain S21 Pro Miners for an additional $33.2 million which are expected to be delivered in December 2024 and January 2025. The amended aggregate purchase price for the Purchase Option is $85.1 million and the March 2024 Purchase Order is $91.9 million.

The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, is expected to enable the Company to reach 21 EH/s operating capacity and has enabled the Company to already achieve 21 w/TH efficiency in 2024 without redeploying its older Miners. The Company intends to continue liquidating these older Miners to help offset the cost of new Miners. During YTD Q3 2024, the Company sold approximately 6,300 older generation Miners to third parties for approximately $1.5 million. Refer to Note 8 to the Financial Statements.

As of September 30, 2024, the Company paid $206.7 million towards these new orders with remaining payments of $31.9 million made during October 2024. The Company commenced the 2024 ATM Program on March 11, 2024, enabling the Company to access liquidity of up to $375.0 million, with the intention to use the proceeds primarily on capital expenditures to support the Company’s growth and development. Refer to Section 10A - Liquidity and Capital Resources - Cash Flows from Financing Activities.

The following table details the status of the new Miner orders as of November 12, 2024:

Date	Order	Quantity[1]	Miner Model	Miners Energized	Hashrate (EH/s)[2]	Remaining Miners
Q4 2023	Purchase Order	35,898	Bitmain T21	35,898	6.8	—
Q1 2024 (amended Q4 2024)	Purchase Option (amended November 2024)	22,000	Bitmain T21	7,986	1.5	14,014
		6,000	Bitmain S21 Pro	—	—	6,000
Q1 2024 (amended Q4 2024)	March 2024 Purchase Order (amended November 2024)	6,427	Bitmain T21	—	—	6,427
		12,853	Bitmain S21 Pro	—	—	12,853
		3,975	Bitmain S21	3,975	0.8	—
		740	Bitmain S21 hydro	—	—	740
		87,893		47,859	9.1	40,034

[1]	The total Hashrate from the Miners received should correspond to the total Hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

[2]	The Hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized Hashrate may differ.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	United States Expansion

Planned 2025 Acquisition of Stronghold

In August 2024, the Company and Stronghold entered into the Merger Agreement under which Bitfarms will acquire Stronghold in the Stronghold Transaction. The Stronghold Transaction was valued at approximately $125.0 million equity value plus the repayment of the debt valued at approximately $50.0 million set to expire at closing.

Stronghold is a vertically integrated crypto asset Mining company focused on Bitcoin and environmental remediation and reclamation services. Stronghold owns over 750 acres of land with options on over 1,100 additional acres along with two merchant power plants: the Scrubgrass and Panther Creek Facilities in Pennsylvania. These two power plants are recognized by Pennsylvania as a Tier 2 Alternative Energy Source (the same category as large-scale hydro) for their proven and significant environmental benefits and have removed hundreds of thousands of tons of mining waste and converted it into power, and reclaiming hundred of acres in the process.

As of June 30, 2024, Stronghold had a Hashrate of 4.0 EH/s and 165 MW of current nameplate generated power capacity, with the potential to bring its Hashrate to approximately 10 EH/s in 2025 with fleet upgrades. In addition, Stronghold has 142 MW of current Pennsylvania-New Jersey-Maryland Interconnection (PJM) import capacity with multiple studies underway to potentially increase the total import capacity by an additional 648 MW, bringing as much as 790 MW of incremental potential power beyond 2025.

The Stronghold Transaction could add up to 307 MW of power capacity to the Company’s operations and is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the U.S. through vertical integration of power generation and energy trading capabilities and solidify its position as a dominant player in the Bitcoin Mining sector and the potential to solidify its position in the HPC and AI sector.

The Stronghold Transaction has been unanimously approved by the boards of directors of both companies and is expected to close in the first quarter of 2025, subject to the approval of Stronghold’s shareholders and the receipt of applicable regulatory approvals and certain third-party consents, and other customary closing conditions. Under the terms of the Merger Agreement, Stronghold shareholders will receive 2.52 shares of Bitfarms for each share of Stronghold they own, representing, based on the price of Bitfarms’ shares at August 16, 2024, consideration per share of U.S. $6.02 and a 71% premium to the Stronghold 90-day volume-weighted average price on Nasdaq as of that date.

Panther Creek Hosting Agreement 2024 plan

In September 2024, the Company entered into the Panther Creek Hosting Agreement with Stronghold Digital Mining Hosting, a subsidiary of Stronghold.

Under the terms of the Panther Creek Hosting Agreement, the Company will deploy a mix of 10,000 Bitmain T21 and Bitmain S21 Pro Miners at Stronghold’s Panther Creek site which were originally scheduled to come online at the Company’s Yguazu, Paraguay site. Energization is anticipated to begin in November 2024 and be completed by January 31, 2025.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Panther Creek Hosting Agreement 2024 plan (Continued)

The Panther Creek Hosting Agreement came into effect on October 1, 2024, and is intended to continue for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless terminated by either party. Pursuant to the Panther Creek Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to fifty percent of the profit generated by the Bitfarms Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Panther Creek Hosting Agreement, Bitfarms also deposited with Stronghold $7.8 million, equal to the estimated cost of power for three months of operations of the Bitfarms miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term.

Scrubgrass Hosting Agreement 2024 plan

In October 2024, the Company entered into a second Hosting agreement with Stronghold (“Scrubgrass Hosting Agreement”). The Company will deploy another 10,000 Bitmain S21 Pro Miners at Stronghold’s Scrubgrass site which were originally scheduled to come online at the Company’s Yguazu, Paraguay site in December 2024. Energization is anticipated to begin in December 2024 and be completed by the end of the first quarter of 2025.

The Scrubgrass Hosting Agreement came into effect on November 1, 2024, and is intended to continue for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless terminated by either party. Pursuant to the Scrubgrass Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to fifty percent of the profit generated by the Bitfarms Miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Scrubgrass Hosting Agreement, Bitfarms also deposited with Stronghold $7.8 million, equal to the estimated cost of power for three months of operations of the Bitfarms miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term.

Sharon Lease Agreement 2024 & 2025 plan

In June 2024, the Company entered into an agreement to lease a site located in Sharon (“Sharon Lease Agreement”), Pennsylvania, and develop up to 110 MW of power capacity. Bitfarms also signed a letter of intent for a lease to an additional 10 MW site, which would bring total site capacity to 120 MW. The agreement includes a five-year lease in an industrialized area, including a 11,200 square feet warehouse with options to renew for a total of seventeen years along with an option to purchase at fair market value throughout the lease. The lease has variable lease payments with minimum monthly payments increasing over the term of the lease from $33,000 to $138,000 with annual adjustments beginning after the third year of the agreement. Prior to June 30, 2026, monthly lease payments can fluctuate based on the energized MW.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	United States Expansion (Continued)

Sharon Lease Agreement 2024 & 2025 plan (Continued)

In August 2024, the Company finalized the definitive lease agreement and assumed control of the property in Sharon. With this transaction, the Company acquired a potential 110 MW of electricity, with the transaction providing the Company with an immediate capacity increase of 12 MW of electricity. A total of 30 MW of capacity is slated to come online by the end of the second quarter of 2025 and the remaining 80 MW by the end of 2025, which is when the installation of electrical infrastructure is expected to be completed.

Through profit sharing plans from future hosting agreements, the Mining operations are expected to increase the online Hashrate under management by 1.6 EH/s. Fully energized for Bitcoin Mining, the site could support over 6.0 EH/s with current generation Miners. The cost of developing the 110 MW Bitcoin data center for computational power and the installation of the high voltage lines is estimated to range from $55.0 million to $70.0 million. A concurrent evaluation of developing the site for HPC and AI are in exploratory stages and may impact estimated capital expenditures and the increase in online Hashrate.

Washington 2024 plan

The Company expects to complete the upgrade of a portion of its current fleet of miners in Washington by the first quarter of 2025 with new T21 Miners.

Washington 2024 update

In January 2024, in connection with the construction of a new 6 MW data center on the Company’s property in Washington State, the Company elected to cancel the lease of a 5 MW data center in the region and transfer Miners from the leased data center to the newly constructed data center. In April 2024, the cancellation of the lease was effective. In June 2024, the Company energized a 3 MW temporary data center until the new 6 MW data center was fully constructed in October 2024. The cost of developing the 6 MW data center totaled $2.1 million, including $0.9 million paid in 2023 to the power supplier for establishing the necessary electricity connection.

In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access 6 MW of hydro power capacity.

In April 2024, approximately 1,000 Bitmain T21 Miners and 200 Bitmain S21 Miners were installed at the current operating data center and the Company installed approximately 700 additional T21 Bitmain Miners during Q3 2024.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion

Paso Pe 2024 update

From March 2024 to June 2024, construction of the Paso Pe data center and the underground cable connections were completed, the 80 MW capacity transformer was received and installed, as well as approximately 9,500 Bitmain T21 air-cooled Miners and approximately 1,800 MicroBT M53S Hydro Miners housed within a portion of the eight Hydro Containers. Following the commissioning of the substation, in the second quarter of 2024, the Company energized the 70 MW substation and started operating 4 of 5 air cooling warehouses and 6 of 8 hydro containers.

In July 2024, the Company installed approximately 1,800 additional Bitmain T21 air-cooled Miners, completing the Paso Pe expansion. As of July 2024, all five warehouses and eight hydro containers have been fully energized and are actively hashing. In October 2024, the Company added approximately 3,100 Bitmain T21 Miners to the Paso Pe data center.

The cost of developing the expanded 50 MW air-cooled warehouses, engineering and ancillary services for the 20 MW of hydro-cooling capacity, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines totaled $25.8 million, excluding the cost of the power purchase agreement guarantees required by National Electricity Administration (“ANDE”), the operator of Paraguay national electricity grid, to secure the monthly electricity purchase payment obligations.

Yguazu 2024 update

In January 2024, the Company purchased the land for the initially planned 100 MW hydro-powered Yguazu data center to contribute sufficient infrastructure to achieve the Company’s growth targets and for additional future growth.

In February and March 2024, the Company signed purchase agreements for major long-lead equipment and significant contracts including the engineering, procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the 100 MW project.

In April 2024, the Company started construction of the Yguazu data center.

In May 2024, the Company amended its power purchase agreement for the Yguazu data center to increase the contracted power from 100 MW to 200 MW commencing on January 1, 2025. In November 2024, the Company requested to delay the commissioning of the substation by 60 days, which is pending ANDE’s approval. The Company has a four-month trial period to ramp up usage of the substation to full capacity after it is first commissioned. The Company expects to complete the build out of the electrical infrastructure for the first 100 MW by December 31, 2024 and the additional 100 MW before June 30, 2025. In June 2024, the Company purchased land for the planned additional 100 MW capacity.

As of September 30, 2024, the construction is progressing and scheduled to be completed in the first quarter of 2025. The cost of developing the 200 MW data center and the installation of the high voltage lines is estimated to range from $57.0 million to $62.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

Electricity rate update - Paso Pe and Yguazu

Beginning in July 2024, the Company’s sustainable hydropower will be provided at a cost of approximately 4.4 cents per kWh, before VAT, following the increase in the tariff for Mining activities compared to the previous rate of 3.9 cents per kWh, before VAT.

Paso Pe position as of September 30, 2024

As of September 30, 2024, the Company had placed deposits of $0.1 million and $0.2 million with suppliers for construction costs and for electrical components, respectively. As of September 30, 2024, property, plant and equipment (“PPE”) included $24.4 million related to the Paso Pe data center for warehouse construction and infrastructure equipment costs.

Yguazu position as of September 30, 2024

As of September 30, 2024, the Company had placed deposits of $7.5 million and $10.8 million with suppliers for construction costs and for electrical components, respectively. As of September 30, 2024, PPE included $11.3 million related to the Yguazu data center, for warehouse construction and infrastructure equipment costs.

2024 and 2025 plan

The Company expects to complete construction of 100 MW of the Yguazu data center by March 1, 2025 and the remaining 100 MW by June 30, 2025. The Company expects to redeploy 20,000 Bitmain T21 miners to the Stronghold facilities beginning in November and December 2024, as explained in the section titled “United States Expansion” above.

C.	Canada Expansion

Canada 2024 plan

As part of the Miner upgrade and expansion initiatives, the Company installed new Miners at its data centers in Canada during 2024 with new Bitmain T21, S21, S21 Hydro Miners and MicroBT WhatsMiner M53S Miners.

Canada 2024 update

In March and April 2024, the Company installed approximately 1,700 Bitmain T21 Miners and 100 MicroBT WhatsMiner M53S Miners at its Farnham data center, adding a net 0.2 EH/s after removing older, less efficient Miners. Separately, between April and June 2024, approximately 26,900 new Miners were installed at the Company’s data centers in Canada, adding a net 1.6 EH/s after removing older Miners.

In March 2024, the Company entered into a sale leaseback agreement for the Garlock data center and received net proceeds of $1.7 million. Refer to Note 15 to the Financial Statements.

In August and September 2024, the Company received from Bitmain 2,700 T21 Bitmain Miners at no additional cost and installed those Miners at the Company’s data centers in Canada to replace certain underperforming Miners experiencing overheating issues.

In September 2024, approximately 2,900 T21 Bitmain Miners were installed at the Company’s Magog data center after removing older Miners.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

C.	Canada Expansion (Continued)

Baie-Comeau 2024 update

From May 2024 to October 2024, construction of the second 11 MW data center in Baie-Comeau was completed. In December, the Company expects to energize the additional 11 MW, increasing the Baie-Comeau data center total to 22 MW.

The cost of developing the second 11 MW data center, including the leasehold improvements, construction of a new building and electrical infrastructure totaled $9.2 million.

Baie-Comeau position as of September 30, 2024

The Company has $9.5 million of PPE at the Baie-Comeau data center, including infrastructure equipment that was repurposed from other data centers.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change	2024	2023 (3)	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%
Cost of revenues	(56,642)	(43,462)	(13,180)	30%	(170,464)	(123,384)	(47,080)	38%
Gross loss	(11,789)	(8,866)	(2,923)	33%	(33,746)	(23,259)	(10,487)	45%
Gross margin (1)	(26)%	(26)%	—	—	(25)%	(23)%	—	—

Operating expenses
General and administrative expenses	(27,600)	(8,372)	(19,228)	230%	(53,198)	(25,887)	(27,311)	106%
(Revaluation loss) reversal of revaluation loss on digital assets	—	(1,183)	1,183	100%	—	1,512	(1,512)	(100)%
Loss on disposition of property, plant and equipment and deposits	(875)	(217)	(658)	303%	(606)	(1,776)	1,170	(66)%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	(3,628)	—	(3,628)	(100)%	(3,628)	(9,982)	6,354	(64)%
Operating loss	(43,892)	(18,638)	(25,254)	135%	(91,178)	(59,392)	(31,786)	54%
Operating margin (1)	(98)%	(54)%	—	—	(67)%	(59)%	—	—

Net financial income	7,241	2,532	4,709	186%	17,367	12,492	4,875	39%
Net loss before income taxes	(36,651)	(16,106)	(20,545)	128%	(73,811)	(46,900)	(26,911)	57%

Income tax (expense) recovery	2	(401)	403	100%	4,583	23	4,560	nm
Net loss	(36,649)	(16,507)	(20,142)	122%	(69,228)	(46,877)	(22,351)	48%

Basic and diluted loss per share (in U.S. dollars)	(0.08)	(0.06)	—	—	(0.17)	(0.19)	—	—
Change in revaluation surplus - digital assets, net of tax	721	(824)	1,545	188%	12,699	1,567	11,132	710%
Total comprehensive loss, net of tax	(35,928)	(17,331)	(18,597)	107%	(56,529)	(45,310)	(11,219)	25%

Gross Mining profit (2)	16,699	14,527	2,172	15%	68,689	44,823	23,866	53%
Gross Mining margin (2)	38%	44%	—	—	52%	47%	—	—
EBITDA (2)	(9,836)	5,999	(15,835)	(264)%	38,563	18,633	19,930	107%
EBITDA margin (2)	(22)%	17%	—	—	28%	19%	—	—
Adjusted EBITDA (2)	6,352	8,883	(2,531)	(28)%	41,424	27,226	14,198	52%
Adjusted EBITDA margin (2)	14%	26%	—	—	30%	27%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q3 2024 v. Q3 2023

Revenues were $44.9 million in Q3 2024 compared to $34.6 million in Q3 2023, an increase of $10.3 million, or 30%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q3 2024, compared to Q3 2023, are presented in the table below. Revenues increased mostly due to an increase in the Company’s average BTC Hashrate and average BTC price, partially offset by the increase in Network Difficulty and lower BTC earned resulting from lower Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the three months ended September 30, 2023		1,172	34,596	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during Q2 2024	1	(689)	(40,815)	(118)%
Impact of increase in Network Difficulty during Q3 2024 as compared to Q3 2023	2	(895)	(54,092)	(156)%
Impact of increase in average Bitfarms’ BTC Hashrate during Q3 2024 as compared to Q3 2023	3	1,115	66,385	192%
Impact of difference in average BTC price in Q3 2024 as compared to Q3 2023	4		38,462	111%
Other Mining variance, Computational power sold in exchange for services variance and change in Volta			317	1%
BTC and revenues for the three months ended September 30, 2024		703	44,853	30%

Notes

1	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during Q3 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price

2	Calculated as the difference in BTC earned in Q3 2024 compared to Q3 2023, based on the change in Network Difficulty, multiplied by Q3 2024 average BTC price

3	Calculated as the difference in BTC earned in Q3 2024 compared to Q3 2023, based on the change in Bitfarms’ average Hashrate, multiplied by Q3 2024 average BTC price

4	Calculated as the difference in average BTC price in Q3 2024 compared to Q3 2023 multiplied by BTC earned in Q3 2023

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q3 2024 v. Q3 2023 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for Q3 2024 and Q3 2023 by country:

	Three months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	24,901	24,230	671	3%
USA	2,171	3,491	(1,320)	(38)%
	27,072	27,721	(649)	(2)%
South America
Paraguay	11,748	1,746	10,002	573%
Argentina	6,033	5,129	904	18%
	17,781	6,875	10,906	159%
	44,853	34,596	10,257	30%

	Three months ended September 30,
(Average Hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	5.6	3.6	2.0	56%
USA	0.5	0.6	(0.1)	(17)%
	6.1	4.2	1.9	45%
South America
Paraguay	2.8	0.3	2.5	833%
Argentina	1.4	0.8	0.6	75%
	4.2	1.1	3.1	282%
	10.3	5.3	5.0	94%

Bitfarms earned the majority of its revenues during Q3 2024 from its Canadian operations, which accounted for 56% of total revenues, compared to 70% in Q3 2023. The Company’s operations in Paraguay, Argentina, and USA accounted for 26%, 13% and 5% of total revenues in Q3 2024, respectively, compared to 5%, 15% and 10% in Q3 2023, respectively.

In Q3 2024, revenues from the Company’s operations in Paraguay, Argentina and Canada increased by $10.0 million, $0.9 million and $0.7 million, respectively, compared to Q3 2023. The increases are due to the average Hashrate increase of the Paraguay, Argentina, and Canada operations of 2.5 EH/s, or 833%; 0.6 EH/s, or 75%; and 2.0 EH/s, or 56%, respectively, and the increase in average BTC price, partially offset by the decrease in BTC Block Rewards following the BTC halving event that occurred on April 19, 2024 and the increase in Network Difficulty. Revenues from the US operations decreased by $1.3 million in Q3 2024 as compared to Q3 2023 due to its average Hashrate decrease and the factors mentioned above.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q3 2024 v. YTD Q3 2023

Revenues were $136.7 million in YTD Q3 2024 compared to $100.1 million in YTD Q3 2023, an increase of $36.6 million, or 37%.

The most significant factors impacting the increase in Bitfarms’ revenues in YTD Q3 2024, compared to YTD Q3 2023, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ Hashrate, partially offset by the increase in Network Difficulty and the fewer BTC earned resulting from lower BTC Block Rewards following the BTC halving event that occurred on April 19, 2024.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the nine months ended September 30, 2023		3,692	100,125	—
Impact of BTC halving event on April 19, 2024 on Bitfarms’ quantity of BTC earned during YTD Q2 2024	1	(1,051)	(61,686)	(62)%
Impact of increase in Network Difficulty during YTD Q3 2024 as compared to YTD Q3 2023	2	(2,393)	(140,506)	(140)%
Impact of increase in average Bitfarms’ BTC Hashrate during YTD Q3 2024 as compared to YTD Q3 2023	3	2,012	118,103	119%
Impact of difference in average BTC price in YTD Q3 2024 as compared to YTD Q3 2023	4		120,384	120%
Other Mining variance, Computational power sold in exchange for services variance and change in Volta			298	—%
BTC and revenues for the nine months ended September 30, 2024		2,260	136,718	37%

Notes

1	Calculated as the theoretical BTC earned based on Bitfarms’ actual Hashrate during YTD Q3 2024 assuming the BTC halving event did not occur, compared to actual BTC earned during the same period multiplied by average BTC price

2	Calculated as the difference in BTC earned in YTD Q3 2024 compared to YTD Q3 2023, based on the change in Network Difficulty, multiplied by YTD Q3 2024 average BTC price

3	Calculated as the difference in BTC earned in YTD Q3 2024 compared to YTD Q3 2023, based on the change in Bitfarms’ average Hashrate, multiplied by YTD Q3 2024 average BTC price

4	Calculated as the difference in average BTC price in YTD Q3 2024 compared to YTD Q3 2023 multiplied by BTC earned in YTD Q3 2023

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q3 2024 v. YTD Q3 2023 (Continued)

The following tables summarize the Company’s revenues and average Hashrate for YTD Q3 2024 and YTD Q3 2023 by country:

	Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change
North America
Canada	85,168	74,177	10,991	15%
USA	10,354	11,675	(1,321)	(11)%
	95,522	85,852	9,670	11%
South America
Paraguay	15,608	5,052	10,556	209%
Argentina	25,588	9,221	16,367	177%
	41,196	14,273	26,923	189%
	136,718	100,125	36,593	37%

	Nine months ended September 30,
(Average Hashrate in EH/s except where indicated)	2024	2023	Change	% Change
North America
Canada	4.6	3.6	1.0	28%
USA	0.5	0.6	(0.1)	(17)%
	5.1	4.2	0.9	21%
South America
Paraguay	1.1	0.2	0.9	450%
Argentina	1.4	0.5	0.9	180%
	2.5	0.7	1.8	257%
	7.6	4.9	2.7	55%

Bitfarms earned the majority of its revenues from its Canadian operations in YTD Q3 2024, which accounted for 62% of total revenues, compared to 74% in YTD Q3 2023, but accounted for a smaller proportion of total revenues in YTD Q3 2024 largely due to the expansion of operations in Argentina during YTD Q3 2023. The Company’s operations in Argentina, Paraguay and USA accounted for 19%, 11% and 8% of total revenues in YTD Q3 2024, respectively, compared to 9%, 5% and 12% in YTD Q3 2023, respectively.

For the Company’s Canadian operations, the impact of the increases in average BTC price and the average Hashrate increase of 1.0 EH/s, or 28%, were partially offset by the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024, resulting in revenues increasing by $11.0 million during YTD Q3 2024 as compared to YTD Q3 2023. The average Hashrate increase of the Argentina and Paraguay operations of 0.9 EH/s, or 180%; and 0.9 EH/s, or 450%, respectively, resulted in YTD Q3 2024 revenues increasing by $16.4 million and $10.5 million, respectively, compared to YTD Q3 2023. Revenues from the Company’s USA operations decreased by $1.3 million during YTD Q3 2024 as compared to YTD Q3 2023 due to the increase in Network Difficulty and the decrease in Block Rewards following the BTC halving event that occurred on April 19, 2024, partially offset by the increase in average BTC price.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Energy and infrastructure	(26,716)	(20,396)	(6,320)	31%	(68,420)	(57,339)	(11,081)	19%
Sales tax recovery - energy and infrastructure	—	—	—	—%	17,017	—	17,017	100%
Depreciation and amortization	(28,829)	(21,767)	(7,062)	32%	(125,143)	(62,995)	(62,148)	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,097)	(1,299)	202	(16)%	(2,678)	(3,050)	372	(12)%
	(56,642)	(43,462)	(13,180)	30%	(170,464)	(123,384)	(47,080)	38%

Q3 2024 v. Q3 2023

Bitfarms’ cost of revenues for Q3 2024 was $56.6 million, compared to $43.5 million for Q3 2023. The increase in cost of revenues was mainly attributable to:

●	A $7.0 million increase in non-cash depreciation and amortization expense mainly attributable to accelerated depreciation of the older Miners that are expected to be replaced through the transformative fleet upgrade as the Company progressively installs new Miners in 2024. Refer to Note 10 - Property, Plant and Equipment to the Financial Statements.
●	A $6.3 million, or 31%, increase in energy and infrastructure expenses, mainly due to Company adding new and more efficient Miners, which increased energy utilization to an average of 247 MW during Q3 2024 versus 197 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses no longer being expensed, resulting in a net increase in total electricity costs of $1.9 million. Refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

YTD Q3 2024 v. YTD Q3 2023

Bitfarms’ cost of revenues was $170.5 million for YTD Q3 2024 compared to $123.4 million for YTD Q3 2023. The increase in cost of revenues was mainly due to:

●	A $62.1 million increase in non-cash depreciation and amortization expense as explained in the Q3 2024 v. Q3 2023 section above.
●	A $11.0 million, or 19%, increase in energy and infrastructure expenses, mainly due to the Company adding new and more efficient Miners, which increased energy utilization to an average of 220 MW during YTD Q3 2024 versus 185 MW for the same period in 2023, partially offset by Canadian sales taxes on its energy and infrastructure expenses no longer being expensed as explained below, resulting in a net increase in total electricity costs of $8.9 million.
●	A $1.5 million assessment, which the Company is challenging, on the Washington State Business & Occupancy Tax on gross receipts covering the periods between the fourth quarter of 2021 and the first quarter of 2024, included in energy and infrastructure expenses, during YTD Q3 2024 compared to nil in YTD Q3 2023.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues (Continued)

YTD Q3 2024 v. YTD Q3 2023 (Continued)

These increases were partially offset by:

●	A $25.8 million sales tax recovery due to the Company receiving confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.
●	A decrease in rent expense of $0.3 million, mainly due to the capitalization of the leased Washington data center which was cancelled in Q2 2024.

C.	General & Administrative Expenses

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Salaries	(7,441)	(2,928)	(4,513)	154%	(17,520)	(8,127)	(9,393)	116%
Share-based payments	(5,159)	(2,011)	(3,148)	157%	(9,928)	(7,009)	(2,919)	42%
Professional services	(11,738)	(1,795)	(9,943)	554%	(19,091)	(5,325)	(13,766)	259%
Sales tax recovery - professional services	—	—	—	—%	1,389	—	1,389	100%
Insurance, duties and other	(2,329)	(1,165)	(1,164)	100%	(6,722)	(4,077)	(2,645)	65%
Travel, motor vehicle and meals	(536)	(295)	(241)	82%	(1,248)	(678)	(570)	84%
Hosting and telecommunications	(65)	(105)	40	(38)%	(218)	(311)	93	(30)%
Advertising and promotion	(332)	(73)	(259)	355%	(613)	(360)	(253)	70%
Sales tax recovery - other general and administrative expenses	—	—	—	—%	753	—	753	100%
	(27,600)	(8,372)	(19,228)	230%	(53,198)	(25,887)	(27,311)	106%

Q3 2024 v. Q3 2023

Bitfarms’ general and administrative (“G&A”) expenses were $27.6 million in Q3 2024, compared to $8.4 million for Q3 2023. The increase of $19.2 million, or 230%, in G&A expense was largely due to:

●	A $9.9 million increase in professional services related to legal and accounting fees associated with non-recurring activities including (i) the Stronghold Transaction, (ii) the Strategic Alternatives Review Process conducted by the Bitfarms Special Committee (as defined in Section 19 - Risk Factors (Unsolicited investors)) during Q3 2024, (iii) the response to the shareholder dispute involving Riot, including with respect to the implementation and defense of the shareholder rights plan adopted by the Company on June 20, 2024 and the Company entering into the Settlement Agreement and (iv) the settlement of the employment claim against the Company brought by the Company’s former CEO. During Q3 2024, the Company entered into the Settlement Agreement with Riot, whereby Riot agreed to, among other things, withdraw its June 24, 2024 requisition.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

Q3 2024 v. Q3 2023 (Continued)

●	A $4.5 million increase in salaries and wages due in part to a final settlement payment to the former CEO totaling $2.5 million, ending any outstanding litigation or claims, and the increase in the Company’s headcount in Q3 2024 compared to Q3 2023 to support global expansion as well as merit and market-based adjustments and cost of living salary increases.
●	A $3.1 million increase in share-based payment due to the granting of 8,080,000 options and 531,000 restricted share units (‘‘RSU’’) during Q3 2024 compared to nil options and RSUs granted in Q3 2023.
●	A $1.2 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion.

YTD Q3 2024 v. YTD Q3 2023

For YTD Q3 2024, Bitfarms’ G&A expenses were $53.2 million, compared to $25.9 million for the same period in 2023. The increase of $27.3 million, or 106%, in G&A expenses was mainly due to:

●	A $13.8 million increase in professional services due to the same reasons explained in the Q3 2024 v. Q3 2023 section above.
●	A $9.4 million increase in salaries and wages due to the increase in the Company’s headcount in YTD Q3 2024 compared to YTD Q3 2023 to support the global expansion as well as merit and market-based adjustments and cost of living salary increases. In addition, the increase is due to the termination payment under the former CEO’s employment agreement totaling $1.6 million which was paid in the second quarter of 2024 after the former CEO’s departure and a final settlement payment of $2.5 million paid in Q3 2024, ending any outstanding litigation or claims.
●	A $2.6 million increase in insurance, duties and other due to increases in property and liability insurance expense as a result of expanded infrastructure and a larger number of Miners deployed as well as increases in property taxes, other taxes, permits and software licenses to support the global expansion.
●	A $2.9 million increase in share-based payment due to higher outstanding options and RSUs as a result of the grants with higher fair values during YTD Q3 2024 compared to YTD Q3 2023.

The increases were partially offset by:

●	A $2.1 million sales tax recovery due to the Company receiving a confirmation from the provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable as explained in Section 7b - Financial Performance (Cost of Revenues).

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
Gain (loss) revaluation of warrants	5,704	2,196	3,508	160%	13,289	(214)	13,503	nm
(Loss) gain on derivative assets and liabilities	(78)	—	(78)	100%	277	(180)	457	nm
Gain on disposition of marketable securities	780	4,120	(3,340)	(81)%	1,531	11,246	(9,715)	(86)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	12,835	(12,835)	100%
Interest income	2,452	477	1,975	414%	5,174	920	4,254	462%
Interest on long-term debt and lease liabilities	(438)	(815)	377	(46)%	(1,165)	(3,458)	2,293	(66)%
Loss on foreign exchange	(218)	(2,070)	1,852	(89)%	(1,222)	(5,059)	3,837	(76)%
Provision income (expense) on VAT receivable	—	(1,046)	1,046	100%	—	(2,748)	2,748	100%
Loss on initial recognition of Refundable deposit	(675)	—	(675)	100%	(675)	—	(675)	100%
Other financial (expenses) income	(286)	(330)	44	(13)%	158	(850)	1,008	nm
	7,241	2,532	4,709	186%	17,367	12,492	4,875	39%

nm: not meaningful

Q3 2024 v. Q3 2023

Bitfarms’ net financial income was $7.2 million for Q3 2024, compared to $2.5 million for Q3 2023. The $4.7 million increase was primarily related to:

●	A $3.5 million increase in gain on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2023 private placements in Q3 2024 compared to a lower decrease in the fair value of the warrant liabilities for the 2021 private placements in Q3 2023.
●	A $1.9 million favorable increase in gain (loss) on foreign exchange due to the revaluation of the Company’s net monetary liabilities denominated in foreign currencies, following the weakening Argentine Pesos at the end of Q3 2024 compared to the end of Q3 2023.
●	A $2.0 million increase in interest income due to the Company’s higher average cash balance during Q3 2024 compared to Q3 2023. Refer to Section 10a - Liquidity and Capital Resources (Cash Flows) for details of the Company’s cash flows.
●	A $1.0 million decrease in provision expense on VAT receivable due to the Company writing off the Argentine VAT receivable balance to nil as a result of the political and economic uncertainties in Argentina during the fourth quarter of 2023. During Q3 2024, the Argentine VAT receivable provision expenses were classified within the respective expense and asset categories.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (Continued)

Q3 2024 v. Q3 2023 (Continued)

The increase was partially offset by:

●	A $3.3 million decrease in the gain on disposition of marketable securities due to less funds being sent to Argentina in Q3 2024 compared to Q3 2023 as the capital expenditures related to the first data center were mostly paid in 2022 and 2023. Since the third quarter of 2021, the Company has been utilizing a mechanism to fund its Argentina expansion through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.

YTD Q3 2024 v. YTD Q3 2023

Bitfarms’ net financial income was $17.4 million for YTD Q3 2024, compared to $12.5 million for YTD Q3 2023. The $4.9 million increase was mainly due to:

●	A $13.5 million favorable increase in gain (loss) on revaluation of warrants due to the decrease in the fair value of the warrant liabilities for the 2021 and 2023 private placements in YTD Q3 2024 compared to a slight increase in the fair value of the warrant liabilities for the 2021 private placements in YTD Q3 2023.
●	A $3.8 million decrease in loss on foreign exchange due to the same factors explained in the Q3 2024 v. Q3 2023 section above.
●	A $4.3 million increase in interest income due to the same factors explained in the Q3 2024 v. Q3 2023 section above.
●	A $2.7 million decrease in provision expense on VAT receivable due to the same factors explained in the Q3 2024 v. Q3 2023 section above.
●	A $2.3 million decrease in interest expense due to (i) the extinguishment in February 2023 of the BlockFi Loan that commenced on February 18, 2022 as described below and (ii) the NYDIG ABL LLC (“NYDIG”) Loan that commenced on June 15, 2022 and was fully repaid in February 2024.
●	A $1.0 million favorable increase in other financial income (expenses) mainly due to the interest earned on the refund of Canadian sales taxes from prior periods. See Section 7b - Financial Performance (Cost of Revenues).

The increase was offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during YTD Q3 2023. In February 2023:
◦	BlockFi Lending LLC (“BlockFi”) and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $9.7 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina during YTD Q3 2024 compared to YTD Q3 2023, as the capital expenditures related to the first data center were mostly paid in 2022 and 2023. The Company has been utilizing a mechanism since Q3 2021 to fund its Argentina expansion as explained in the Q3 2024 v. Q3 2023 section above.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

Comparative figures have been restated and will be corrected in subsequently filed quarterly financial statements, refer to Section 14 - Restatement.

(U.S. $ in thousands except earnings per share)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Revenues	44,853	41,548	50,317	46,241	34,596	35,479	30,050	27,037
Net loss	(36,649)	(26,599)	(5,980)	(57,159)	(16,507)	(26,083)	(4,287)	(13,084)
Basic net loss per share	(0.08)	(0.07)	(0.02)	(0.19)	(0.06)	(0.11)	(0.02)	(0.06)
Net loss before income taxes	(36,651)	(24,895)	(12,265)	(57,537)	(16,106)	(26,177)	(4,617)	(12,893)
Interest (income) and expense	(2,014)	(1,693)	(302)	91	368	846	1,354	3,071
Depreciation and amortization	28,829	57,337	38,977	21,790	21,767	20,528	20,700	20,777
Sales tax recovery - depreciation and amortization	—	(8,760)	—	—	—	—	—	—
EBITDA (1)	(9,836)	21,989	26,410	(35,656)	6,029	(4,803)	17,437	10,955
EBITDA margin (1)	(22)%	53%	52%	(77)%	17%	(14)%	58%	41%
Share-based payment	5,159	1,675	3,094	3,906	2,011	2,462	2,536	3,795
Realized loss on disposition of digital assets	—	—	—	—	—	—	—	28,567
(Reversal of) revaluation loss on digital assets	—	—	—	(1,183)	1,183	—	(2,695)	(23,284)
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—	—	—	(12,835)	—
Impairment (reversal) on short-term prepaid deposits, assets held for sale, equipment and construction prepayments, property, plant and equipment and right-of-use assets	3,628	—	—	2,270	—	9,982	—	(8,903)
Loss (gain) on revaluation of warrants	(5,704)	1,455	(9,040)	37,874	(2,196)	1,189	1,221	(3,759)
Gain on disposition of marketable securities	(780)	(413)	(338)	(999)	(4,120)	(4,955)	(2,171)	(7,317)
Service fees not associated with ongoing operations	9,253	3,096	—	—	—	—	—	—
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	—	(18,468)	2,387	2,485	2,366	2,333	2,097	2,115
Net financial expenses and other	4,632	2,284	811	7,635	3,610	3,760	2,785	1,761
Adjusted EBITDA (1)	6,352	11,618	23,324	16,332	8,883	9,968	8,375	3,930
Adjusted EBITDA margin (1)	14%	28%	46%	35%	26%	28%	28%	15%

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION (Continued)

Although the BTC mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Québec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by ANDE and Compañía de Luz y Fuerza S.A (“CLYFSA”). Energy rates in Argentina increase during winter months of May through September, after which they return to their regular rates. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q3 2024 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (United States Expansion, Paraguay Expansion, Argentina Expansion and Canada Expansion) of this MD&A.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; (iv) electrician salaries and payroll taxes; and (v) sales tax recovery.

●   To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●  To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●  To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●   To provide the users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

●   Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; (viii) sales tax recovery; and (iv) other non-recurring items that do not reflect the core performance of the Company.

●   To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●  To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.

●   Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

30	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost	Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; (v) sales tax recovery; and (vi) other direct expenses.

●  To assess the Company’s power costs, the largest variable expense in Mining.

●   To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●   Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	The sum of cost of revenues and general and administrative expenses before: (i) depreciation and amortization; (ii) non-cash service expense (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) share-based payment; (vi) other direct expenses; (vii) sales tax recovery; and (viii) other non-recurring items that do not reflect the core performance of the Company.

●   To assess the total cash cost of the Company’s core digital asset Mining operations.

●   To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●   Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

31	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●   To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●   To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●    Useful for providing users of the MD&A with additional information to assist them in understanding components of the Company’s financial results, including a more complete understanding of factors and trends affecting its performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●  To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●   Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

32	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●   To assess the Company’s power costs, the largest variable expense in Mining.

●   To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●   Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●   To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

33	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%

Net loss before income taxes	(36,651)	(16,106)	(20,545)	128%	(73,811)	(46,900)	(26,911)	57%
Interest (income) and expense	(2,014)	338	(2,352)	(696)%	(4,009)	2,538	(6,547)	(258)%
Depreciation and amortization	28,829	21,767	7,062	32%	125,143	62,995	62,148	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	100%
EBITDA	(9,836)	5,999	(15,835)	(264)%	38,563	18,633	19,930	107%
EBITDA margin	(22)%	17%	—	—	28%	19%	—	—
Share-based payment	5,159	2,011	3,148	157%	9,928	7,009	2,919	42%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	3,628	—	3,628	100%	3,628	9,982	(6,354)	(64)%
Revaluation loss (reversal of revaluation loss) on digital assets	—	1,183	(1,183)	100%	—	(1,512)	1,512	100%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	(12,835)	12,835	100%
(Gain) loss revaluation of warrants	(5,704)	(2,196)	(3,508)	160%	(13,289)	214	(13,503)	nm
Gain on disposition of marketable securities	(780)	(4,120)	3,340	(81)%	(1,531)	(11,246)	9,715	(86)%
Service fees not associated with ongoing operations	9,253	—	9,253	100%	12,479	—	12,479	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	—	2,366	(2,366)	100%	(16,081)	6,796	(22,877)	(337)%
Net financial expense and other	4,632	3,640	992	27%	7,727	10,185	(2,458)	(24)%
Adjusted EBITDA	6,352	8,883	(2,531)	(28)%	41,424	27,226	14,198	52%
Adjusted EBITDA margin	14%	26%	—	—	30%	27%	—	—

nm: not meaningful

[1]	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.

34	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gross loss	(11,789)	(8,866)	(2,923)	33%	(33,746)	(23,259)	(10,487)	45%
Non-Mining revenues¹	(1,451)	(1,697)	246	(14)%	(3,510)	(3,775)	265	(7)%
Depreciation and amortization	28,829	21,767	7,062	32%	125,143	62,995	62,148	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	(100)%
Electrical components and salaries	1,097	1,299	(202)	(16)%	2,678	3,050	(372)	(12)%
Sales tax recovery - prior years - energy and infrastructure²	—	2,138	(2,138)	100%	(14,338)	6,155	(20,493)	(333)%
Other	13	(114)	127	nm	1,222	(343)	1,565	nm
Gross Mining profit	16,699	14,527	2,172	15%	68,689	44,823	23,866	53%
Gross Mining margin	38%	44%	—	—	52%	47%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues³	(43,402)	(32,899)	(10,503)	32%	(133,208)	(96,350)	(36,858)	38%
Non-Mining revenues	1,451	1,697	(246)	(14)%	3,510	3,775	(265)	(7)%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.
(3)	Mining revenues include Revenues from sale of computational power used for hashing calculations and Revenue from computational power sold in exchange of services.

35	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	56,642	43,462	13,180	30%	170,464	123,384	47,080	38%
Depreciation and amortization	(28,829)	(21,767)	(7,062)	32%	(125,143)	(62,995)	(62,148)	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,097)	(1,299)	202	(16)%	(2,678)	(3,050)	372	(12)%
Infrastructure	(1,432)	(600)	(832)	139%	(4,328)	(2,303)	(2,025)	88%
Sales tax recovery - prior years - energy and infrastructure (1)	—	(2,138)	2,138	(100)%	14,338	(6,155)	20,493	(333)%
Other	—	—	—	—%	—	82	(82)	(100)%
Direct Cost	25,284	17,658	7,626	43%	61,413	48,963	12,450	25%
Quantity of BTC earned	703	1,172	(469)	(40)%	2,260	3,692	(1,432)	(39)%
Direct Cost per BTC (in U.S. dollars)	36,000	15,100	20,900	138%	27,200	13,300	13,900	105%

nm: not meaningful

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	56,642	43,462	13,180	30%	170,464	123,384	47,080	38%
General and administrative expenses	27,600	8,372	19,228	230%	53,198	25,887	27,311	106%
	84,242	51,834	32,408	63%	223,662	149,271	74,391	50%
Depreciation and amortization	(28,829)	(21,767)	(7,062)	32%	(125,143)	(62,995)	(62,148)	99%
Non-cash service expense (2)	(564)	—	(564)	100%	(564)	—	(564)	100%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,097)	(1,299)	202	(16)%	(2,678)	(3,050)	372	(12)%
Share-based payment	(5,159)	(2,011)	(3,148)	157%	(9,928)	(7,009)	(2,919)	42%
Service fees not associated with ongoing operations	(9,253)	—	(9,253)	100%	(12,479)	—	(12,479)	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (1)	—	(2,366)	2,366	100%	16,081	(6,796)	22,877	nm
Other	(2,500)	23	(2,523)	nm	(5,659)	510	(6,169)	nm
Total Cash Cost	36,840	24,414	12,426	51%	92,052	69,931	22,121	32%
Quantity of BTC earned	703	1,172	(469)	(40)%	2,260	3,692	(1,432)	(39)%
Total Cash Cost per BTC (in U.S. dollars)	52,400	20,800	31,600	152%	40,700	18,900	21,800	115%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund) to the Financial Statements.
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.

36	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) strategically selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments (including the 2024 ATM Program) to fund its expansion activities, operating expenses and debt service requirements. The Company has sufficient liquidity for its 2024 growth plan and anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election resulting in the election of a new president, Javier Milei. Many of the foreign exchange restrictions implemented in 2019 are still in place, particularly for imports and dividend payments related to transactions before December 13, 2023. The Milei administration has not set a specific date for lifting currency controls, and is not expected to before Argentina’s mid-term elections, which are scheduled to be held in 2025. The ongoing implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Hashrate services for a market-based fee to its Canadian parent which, in turn, purchases that Hashrate to consolidate and sell to a third-party Mining Pool for which the Canadian parent is compensated in BTC. Accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements.

37	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows

	Nine months ended September 30,
(U.S. $ in thousands except where indicated)	2024	2023	$ Change	% Change
Cash, beginning of the period	84,038	30,887	53,151	172%
Cash flows from (used in):
Operating activities	14,104	10,028	4,076	41%
Investing activities	(268,862)	(35,373)	(233,489)	660%
Financing activities	243,664	41,268	202,396	490%
Exchange rate differences on currency translation	(31)	(35)	4	(11)%
Cash, end of the period	72,913	46,775	26,138	56%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities amounted to $14.1 million during YTD Q3 2024 compared to cash flows from operating activities of $10.0 million in YTD Q3 2023, primarily driven by:

●	An increase in proceeds from sale of digital assets earned of $23.5 million as a result of selling BTC in YTD Q3 2024 with significantly higher prices compared to YTD Q3 2023;
●	Receiving interest and financial income of $3.8 million in YTD Q3 2024 compared to paying $7.9 million of interest and financial expenses in YTD Q3 2023 mainly due to eliminating the remaining NYDIG debt balance in February 2024; and
●	Lower energy and infrastructure costs of $6.0 million, including sales tax recovery on energy and infrastructure cost as explained in Section 7B - Financial Performance - Cost of Revenues of this MD&A.

The increase was partially offset by:

●	Higher cash G&A expenses of $24.4 million as explained in Section 7B - Financial Performance - General & Administrative expenses of this MD&A;
●	Decrease in working capital of $4.9 million as explained in Section 11 - Financial Position of this MD&A; and
●	An increase in income taxes paid, with $1.2 million paid during YTD Q3 2024, compared to $7.3 million refunded during YTD Q3 2023.

Cash Flows used in Investing Activities

Cash flows used in investing activities increased by $233.5 million during YTD Q3 2024 compared to YTD Q3 2023.

The increase in cash flow used in investing activities is driven primarily by:

●	$166.1 million of net additions of PPE during YTD Q3 2024, compared to $40.7 million for the same period in 2023, primarily due to the acquisition of Miners and infrastructure build-out; and
●	$96.5 million in advance payments mainly for the transformative fleet upgrade during YTD Q3 2024, compared to $3.5 million in advanced payments during YTD Q3 2023.

The increase was partially offset by:

●	$1.5 million of net proceeds received in YTD Q3 2024 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $11.2 million of net proceeds for the same period in 2023, as described in Note 23c - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements.

38	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities increased by $202.4 million from $41.3 million for YTD Q3 2023 to $243.7 million for YTD Q3 2024.

YTD Q3 2024

●	The Company raised:
◦	$240.3 million of net proceeds from its 2024 ATM Program as discussed below, partially offset by $0.9 million of capitalized professional fees and registration expenses to initiate the 2024 ATM Program;
◦	$8.6 million of net proceeds from the exercise of stock options and warrants; and
◦	$1.7 million from the sale and leaseback of its Garlock (Quebec) data center.
●	The amounts raised were partially offset by scheduled payments primarily relating to:
◦	Principal repayments of $4.0 million to fully repay the NYDIG loan, which matured and expired in February 2024; and
◦	Lease liabilities of approximately $2.0 million.

YTD Q3 2023

●	The Company raised $68.5 million of net proceeds from an at-the-market equity offering program, initiated on August 16, 2021 and expired on September 12, 2023 (“2021 ATM program”), which was partially offset by repayments towards the long-term debt and lease liabilities of $24.6 million and $2.9 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the remaining $20.4 million principal balance of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Principal repayments of $16.4 million towards the NYDIG loan; and
◦	The full repayment of the principal amount of the remaining equipment financing (the “Foundry Loans”) before maturity and without prepayment penalty for $0.8 million.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi. On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

At-The-Market Equity Offering Program

Bitfarms commenced the 2024 ATM Program on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), and U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the 2024 ATM Program as for aggregate gross proceeds of up to $375.0 million.

39	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program (Continued)

The Company filed an amended and restated prospectus supplement dated October 4, 2024, providing disclosure regarding the Stronghold Transaction and amending and restating the March Supplement, to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

Q3 2024 v. Q3 2023

During the three months ended September 30, 2024, the Company issued 25,127,177 common shares through the 2024 ATM Program in exchange for gross proceeds of $67.9 million at an average share price of approximately $2.70. The Company received net proceeds of $65.8 million after paying commissions of $2.0 million to the sales agent, in addition to $0.1 million of other transaction fees.

During the three months ended September 30, 2023, the Company issued 18,569,537 common shares through the 2021 ATM program in exchange for gross proceeds of $31.9 million at an average share price of approximately $1.72. The Company received net proceeds of $30.9 million after paying commissions of $1.0 million to the sales agent.

YTD Q3 2024 v. YTD Q3 2023

During YTD Q3 2024, the Company issued 109,323,321 common shares in the 2024 ATM Program in exchange for gross proceeds of $248.1 million at an average share price of approximately $2.27. The Company received net proceeds of $240.3 million after paying commissions of $7.4 million to the sales agent in addition to $0.4 million of other transaction fees. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

During YTD Q3 2023, the Company issued 52,120,899 common shares in the 2021 ATM program in exchange for gross proceeds of $70.8 million at an average share price of approximately $1.36. The Company received net proceeds of $68.5 million after paying commissions of $2.2 million to the sales agent, in addition to $0.1 million of other transaction fees.

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the 2024 ATM Program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 -Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. The Company used the $240.3 million raised from the 2024 ATM Program from March 11, 2024 through September 30, 2024 to fund the transformative fleet upgrade.

Private placements

YTD Q3 2024 v. YTD Q3 2023

During the nine months ended September 30, 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately $6.0 million. During the nine months ended September 30, 2023, no warrants were exercised.

40	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and ensuring the Company has sufficient liquidity to fund its operating activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to fund its 2025 expansion plans and to complete construction of additional data centers, if the Company elects to do so. In order to achieve its business objectives, the Company may sell or borrow against the BTC that are held in treasury as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event. Since the BTC halving on April 19, 2024, revenue per terahash has not yet returned to pre-halving levels.

41	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and, as appropriate, enhances on a quarterly basis. On August 1, 2022, Management received approval from the Board to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions and the Company’s projected financing requirements justify such sales in Management’s discretion.

Presented below are the total BTC sold and proceeds in YTD Q3 2024, a portion of which was used to fully repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

(U.S. $ in thousands except where indicated)	Three months ended September 30, 2024	Three months ended June 30, 2024	Three months ended March 31, 2024
Quantity of BTC sold	461	515	941
Total proceeds	27,938	33,756	49,570

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 1,147 BTC as of September 30, 2024, valued at approximately $72.6 million based on a BTC price of approximately $63,300, as of September 30, 2024.

Custody of digital assets

The Company’s BTC received from the Mining Pool for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”), a subsidiary of Coinbase Global, Inc. (“Coinbase”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of November 12, 2024, the Company has 1,205 BTC, valued at $107.2 million on its balance sheet. As of the date of this MD&A, 100% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

42	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on October 30, 2024, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the Board approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using various financial derivatives including over-the-counter BTC option and BTC future contracts, among others, hedging up to 20% of the Company’s BTC compensation per month and up to three months of expected future BTC compensation. In April 2023, the Board authorized the risk management committee to increase the maximum hedge ratio to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of November 12, 2024, the Company has a hedge in place of 75 BTC of expected future BTC compensation.

During the three and nine months ended September 30, 2024, the Company had BTC option contracts to sell digital assets which resulted in losses of $0.4 million and $1.3 million, respectively, mainly related to premiums for the option contracts hedging the risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 19 to the Financial Statements for more details.

43	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Synthetic HODL program for digital assets management

Alongside the hedging program, and with the intent to source risk-managed and capital-efficient leverage on BTC, in June 2023, the Board approved a HODL strategy, referred to as the Synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC derivatives and volatility-targeting instruments. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to replicate BTC HODL appreciation potential upside while utilizing excess cash flow from operations to fund capital growth programs. As of November 12, 2024, the Company has active call option contracts providing the right to buy up to 634 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the Board to more adequately respond to market conditions that are beyond the Company’s operational control. During the three and nine months ended September 30, 2024, the Company purchased long-dated BTC call options which resulted in gains of $0.3 million and $1.6 million, respectively, attributable to the change in the BTC price over the respective periods.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of September 30, 2024:

(U.S. $ in thousands)	2024	2025	2026	2027	2028 and thereafter	Total
Trade accounts payable and accrued liabilities	31,690	—	—	—	—	31,690
Long-term debt	56	172	171	176	1,165	1,740
Lease liabilities	734	3,439	4,228	4,340	19,220	31,961
	32,480	3,611	4,399	4,516	20,385	65,391

D.	Commitments

As of September 30, 2024, the Company’s total remaining payment obligations in connection with the Purchase Option and the March 2024 Purchase Order was $31.9 million and was fully paid in October 2024.

As described in Section 6 - Expansion Projects, the Company amended the Purchase Option and the March 2024 Purchase Order on November 12, 2024 and has payment obligations of $33.2 million which is due during the fourth quarter of 2024.

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the Purchase Order and remedial legal measures against the Company. This may result in damages payable by the Company and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

44	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

E.	Contingent liabilities

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of September 30, 2024.

45	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of September 30,	As of December 31,
(U.S. $ in thousands)	2024	2023 (1)	$ Change	% Change
Total Current Assets	189,047	129,984	59,063	45%
Total Current Liabilities	51,092	69,154	(18,062)	(26)%
Working Capital	137,955	60,830	77,125	127%

With the BTC Halving event that occurred on April 19, 2024, the Company continues to place importance on maintaining sufficient liquidity to manage uncertainty and capitalize upon suitable opportunities the BTC Halving may present. The Company also anticipates requiring additional funds to complete its 2025 growth plans discussed in Section 6 - Expansion Projects of this MD&A. As of September 30, 2024, Bitfarms had working capital of $138.0 million, compared to $60.8 million as of December 31, 2023. The increase in working capital was mostly due to:

●	A $38.7 million increase in total digital assets resulting from the increase of the Company’s treasury by 343 BTC and the appreciation of the BTC price during YTD Q3 2024.
●	A $26.1 million decrease in warrant liabilities due to the subsequent decrease in fair value revaluation of the warrants from the 2023 private placements, the exercise of 2023 private placements warrants and the expiration of all 2021 private placement warrants.
●	A $9.9 million increase in other assets resulting from the increase in sales taxes receivable on the Company’s initial capital costs for its expansions in Paraguay.
●	A $9.5 million increase in short-term prepaid deposits mainly related to the prepayment of electricity to an energy supplier in Argentina during YTD Q3 2024.
●	Scheduled capital repayments of $4.0 million to fully pay off the NYDIG loan in the first quarter of 2024. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.

The increase is partially offset by:

●	A $11.1 million decrease in cash as explained by the cash flows. Refer to Section 10A - Liquidity and Capital Resources - Cash flows of this MD&A.
●	A $13.6 million increase in trade payables and accrued liabilities, reflecting the ongoing expansion projects of the Company, professional services relating to the Stronghold Transaction and Strategic Alternatives Review Process and increase in derivative asset positions that are settled for cash on or before contract expiration.

1	Prior year figures are derived from restated financial statements. Refer to Section 14 - Restatement.

46	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of September 30,	As of December 31,
(U.S. $ in thousands)	2024	2023	$ Change	% Change
North America
Canada	105,250	101,454	3,796	4%
USA	13,675	18,154	(4,479)	(25)%
	118,925	119,608	(683)	(1)%
South America
Paraguay	85,354	11,747	73,607	627%
Argentina	42,235	54,657	(12,422)	(23)%
	127,589	66,404	61,185	92%
	246,514	186,012	60,502	33%

As of September 30, 2024, Bitfarms had PPE of $246.5 million, compared to $186.0 million as of December 31, 2023. The increase of $60.5 million, or 33%, was primarily due to:

●	The $73.6 million increase in Paraguay PPE primarily due to the construction of the Paso Pe data centers and substation, receipt of approximately 8 hydro containers, the installation of 600 MicroBT WhatsMiner M53S and 9,500 Bitmain T21 Miners as well as the ongoing construction of the Yguazu data center and substation during YTD Q3 2024.
●	The $3.8 million increase in Canada PPE mainly due to the Miner fleet upgrade, which exceeded the regular depreciation expense and the accelerated depreciation of older Miners.

The increase is partially offset by:

●	The decrease of PPE in Argentina and the US by $12.4 million and $4.5 million, respectively, mostly due to regular depreciation expense and the accelerated depreciation of older Miners, which exceeded the value of the Miners received in connection with the transformative fleet upgrade program. Refer to Note 10 - Property, Plant and Equipment to the Financial Statements.

47	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION (Continued)

C.	Right-of-use (“ROU”) assets

As of September 30, 2024, Bitfarms had ROU assets of $24.0 million, compared to $14.3 million as of December 31, 2023. The increase of $9.6 million, or 67%, was mainly due to the Sharon Lease Agreement finalized during Q3 2024 to lease an industrialized site in Sharon, Pennsylvania, providing the Company immediate capacity of 12 MW of electricity and a potential additional 98 MW for a total 110 MW of development capacity by 2025.

Upon signing the agreement, the Company issued 1,532,745 common shares with a total value of $3.0 million as a non-refundable deposit which was capitalized as part of the ROU asset. On initial recognition, the Company recognized $11.4 million of ROU asset and $8.2 million of lease liability with the difference of $3.0 million recorded in share capital. Refer to Note 16 - Leases and Note 18 - Share Capital to the Financial Statements for more details.

D.	Intangible assets

As of September 30, 2024, Bitfarms had intangible assets of $4.2 million, compared to $3.7 million as of December 31, 2023. The $0.5 million increase is mainly due to the Washington State access right to electricity being available for use and reclassified from long-term deposits, equipment, prepayments and other to intangible assets. The increase was partially offset by the amortization of the Company’s access rights to electricity in Washington State and access rights to electricity already held in Quebec and Paraguay since 2023. The following table summarizes those access rights to electricity, at cost:

Year	Location	Additions to intangibles ($)	Additional capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, USA	912	6 MW		No termination date	Declining balance 4%
		912	6 MW
2023	Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	1	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	2	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

[1]	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.
[2]	In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

Refer to Notes 5 and 14 to the 2023 Annual Financial Statements and Note 11 to the Financial Statements for more details.

48	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 19 to the Financial Statements and Note 22 to the 2023 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 20 to the Financial Statements.

14. RESTATEMENT

In the Financial Statements, the Company has restated its consolidated statements of profit or loss and comprehensive profit or loss for the three and nine months September 30, 2023 and its consolidated statements of cash flows for the three and nine months September 30, 2023, which were previously filed on SEDAR+ and EDGAR. Subsequent to the original issuance of those financial statements, Management, with the assistance of outside counsel, conducted a review of the private placement financings which closed in 2021 (“2021 private placements'') to determine if the warrants issued should be recognized as financial liabilities and accounted for at fair value through profit and loss rather than as equity instruments.

The 2021 private placement financings were comprised of common shares and warrants. The warrants are convertible into a fixed number of common shares of the Company but have a contingent cashless exercise clause (i.e., there was a contingent variability provision). In accordance with IAS 32, Financial Instruments: Presentation, variability in the number of its own shares delivered upon exercise of the warrants would result in a financial liability.

In 2023, the Company concluded that the proper accounting classification of the warrants was as financial liabilities and accounted for at fair value through profit and loss. Although the conditional settlement provisions attached to the warrants are unlikely to occur, they are deemed to be genuine, and, accordingly, the warrants should be recognized as financial liabilities.

The Company has made adjustments to the figures reported in the previously mentioned financial statements periods and present the warrants issued in connection with the private placement financings as financial liabilities as shown in the Financial Statements.

For additional information on the financial statements restatement, please refer to Note 3d of the Financial Statements.

49	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the CEO and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Management’s quarterly report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In conjunction with the preparation of the Company’s financial statements for the year ended December 31, 2023 and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, Management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. Management has determined that the control over accounting for complex financing transactions did not operate effectively in 2021 as the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the company for the year ended December 31, 2022 and for the three and nine months ended September 30, 2023, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022 and December 31, 2022, respectively) presented in the consolidated financial statements for the year ended December 31, 2023 and for the three and nine months ended September 30, 2024, respectively.

Refer to Section 14 for more details about the material errors and related restatements. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness.

50	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

15. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s quarterly report on internal control over financial reporting (Continued)

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company's legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts were in place at the end Q3 2024, and its remediation plan is expected to be completed during 2024.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the MD&A for the year ended December 31, 2023.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on July 1, 2024 and ended September 30, 2024.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

16. RECENT AND SUBSEQUENT EVENTS

A.	Proposed Acquisition

On August 21, 2024, the Company and Stronghold Digital Mining, Inc. (“Stronghold”) entered into a definitive merger agreement under which Bitfarms will acquire Stronghold in a stock-for-stock merger transaction (the “Transaction”). The Transaction is valued at approximately $125.0 million equity value plus the repayment of the Stronghold debt valued at approximately $50.0 million set to expire at closing.

B.	2024 ATM Program

During the period from October 1, 2024 to November 12, 2024, the Company issued 19,565,025 common shares through the 2024 ATM Program in exchange for gross proceeds of $40.0 million at an average share price of approximately $2.04. The Company received net proceeds of $38.7 million after paying commissions of $1.3 million to the sales agent.

51	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

16. RECENT AND SUBSEQUENT EVENTS (Continued)

C.	Scrubgrass Hosting Agreement

In October 2024, the Company entered into a second hosting agreement with Stronghold (“Scrubgrass Hosting Agreement”). The Company will accelerate the deployment of 10,000 Bitmain S21 Pro Miners at Stronghold’s Scrubgrass site.

The Scrubgrass Hosting Agreement commenced on November 1, 2024, and continues for an initial term expiring on December 31, 2025, after which it will automatically renew for additional one-year periods unless either party provides written notice of non-renewal. Pursuant to the Scrubgrass Hosting Agreement, Bitfarms will pay Stronghold a monthly fee equal to fifty percent of the profit generated by the Bitfarms miners, subject to certain monthly adjustments between the parties to account for the upfront monthly payment due from Bitfarms to Stronghold and for taxes and the net cost of power associated with the operation of the Bitfarms Miners.

In connection with the execution of the Scrubgrass Hosting Agreement, Bitfarms also deposited with Stronghold $7.8 million, equal to the estimated cost of power for three months of operations of the Bitfarms miners, which will be refundable in full to Bitfarms within one business day of the end of the initial term expiring on December 31, 2025.

D.	Bitmain Contract Amendment

On November 12, 2024, the Company amended the Purchase Option and the March 2024 Purchase Order and upgraded 18,853 Bitmain T21 Miners to 18,853 Bitmain S21 Pro Miners for an additional amount of $33.2 million. The Miners are expected to be delivered in December 2024 and January 2025.

52	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 472,500,346 common shares outstanding, 16,561,873 vested and 9,938,116 unvested stock options, 10,841,482 warrants outstanding and 964,332 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX has notified the Company that the TSX will defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan is ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX will not affect the adoption or operation of the July 2024 Rights Plan. The Board has recommended that shareholders of the Company ratify the July 2024 Rights Plan at the Company’s upcoming special meeting of shareholders to be held on November 20, 2024.

53	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CFO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Argentina

The Company operates one 54 MW data center located in Cordoba, Argentina (with a current electrical infrastructure capacity of 55 MW). Refer to Section 6 - Expansion Projects - D. Argentina Expansion of this MD&A and the 2023 AIF under Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and, as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates a total of two data centers with an aggregate power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 6 - Expansion Projects - B. Paraguay Expansion of this MD&A and the 2023 AIF under Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

In April 2024, a group of Paraguay’s Senators initially proposed a 180-day blanket ban on cryptocurrency mining due to concerns over power theft of and disruptions to the electricity supply. However, the Senate issued a statement in support of the legal cryptocurrency mining industry arguing that selling excess energy to Bitcoin miners unlocks substantial revenue streams, bolster Paraguay's economy and acknowledging that the proposed ban would not effectively address illegal Mining activities. The Senate held a public hearing on April 23, 2024 (the “Public Hearing”) to debate the merits and drawbacks of Bitcoin Mining in the country. Lawmakers acknowledged the potential issues caused by illegal Mining operations disrupting the power supply, but also recognized the potential economic benefits of embracing licensed Mining.

Following these discussions, several significant developments occurred. On June 26 2024, Congress in Paraguay sanctioned a bill, which was later promulgated as Law No. 7300. This law increases penalties for illegal use of electricity, particularly targeting unauthorized crypto mining. Penalties range from fines to imprisonment up to 10 years, with provisions for equipment confiscation.

54	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Paraguay (Continued)

Secondly, also on June 26, 2024, ANDE issued a decree implementing an abrupt increase in tariffs for the cryptocurrency mining industry. The decree increased the electricity tariffs from 6% to 16%, a 10% point increase, across various voltage categories, effective July 1, 2024. The effective rate increase on the voltage level the Company uses was approximately 13.6%. Despite these challenges, the Company maintains its confidence in Paraguay’s potential as a favorable location for Mining operations.

United States

The Company operates one 18 MW data center located in the State of Washington, United States, and has access to 12 MW of immediate available capacity in the State of Pennsylvania, United States. Refer to Section 6 - Expansion Projects - A. United States Expansion Expansion of this MD&A and the 2023 AIF under the Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

There are no material restrictions in the States of Washington and Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein and/or in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Washington or Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Quebec

The Company operates a total of eight data centers with an aggregate power capacity of 159 MW located in the Province of Quebec, Canada. Refer to Section 6 - Expansion Projects - C. Canada Expansion of this MD&A and the 2023 AIF under the Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

There are no material restrictions in Quebec or Canada on the business of operating a data center or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

55	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors that could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation's shares.

The risks and uncertainties that Management considers as the most material to the Company's business are described in the section entitled Risk Factors of the Company's MD&A for the year ended December 31, 2023, dated March 6, 2024 and Section 4.19 - Description of Business - Risk Factor in the 2023 AIF. These risks and uncertainties have not materially changed during the nine months ended September 30, 2024, other than the risk described below, and hereby incorporated by reference.

There is no assurance when or if the Stronghold Transaction will be completed, and regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The completion of the Stronghold Transaction is subject to satisfaction or waiver of certain customary mutual closing conditions, including (i) the approval of the Stronghold Transaction proposal by the holders of Stronghold common stock, (ii) the absence of any governmental order or law that makes consummation of the Stronghold Transaction illegal or otherwise prohibited, (iii) receipt of certain approvals and consents from specified governmental entities, including, if applicable, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the effectiveness of a registration statement on Form F-4, pursuant to which the Company’s common shares to be issued in connection with the Stronghold Transaction are registered with the SEC and (v) the authorization for listing of the Company’s common shares to be issued in connection with the Stronghold Transaction on the TSX and Nasdaq, subject to customary conditions and official notice of issuance. The obligation of each party to consummate the Stronghold Transaction is also conditioned upon, among other things, (1) the other party’s representations and warranties being true and correct (subject to applicable materiality and de minimis standards), (2) the other party having performed in all material respects its obligations required to be performed by it under the Merger Agreement at or prior to the effective time, (3) the absence of a material adverse effect on the other party and (4) certain conditions pertaining to Stronghold’s mining facilities. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Stronghold Transaction.

56	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

There is no assurance when or if the Stronghold Transaction will be completed, and regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met. (Continued)

Stronghold and the Company have each agreed to, promptly following the execution of the Merger Agreement, prepare and file certain filings, submissions and notices and obtain consents, orders and approvals necessary to complete the Stronghold Transaction and the other transactions contemplated by the Merger Agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Stronghold Transaction will be satisfied and an adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Stronghold and the Company or may impose requirements, limitations or costs or place restrictions on the conduct of Stronghold’s or the Company’s business, and if such consents, orders or approvals require an extended period of time to be obtained, such extended period of time could increase the chance that a material adverse event occurs with respect to Stronghold or the Company. Such extended period of time also may increase the chance that other adverse effects with respect to Stronghold or the Company could occur. Each party’s obligation to complete the Stronghold Transaction is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement. As a result of these conditions, the Company cannot provide assurance that the Stronghold Transaction will be completed on the terms or timeline currently contemplated, or at all.

The market value of the Company’s common shares may decline as a result of the Stronghold Transaction

The market value of the Company’s common shares may decline as a result of the Stronghold Transaction if, among other things, the combined company is unable to achieve the expected growth in earnings or if the transaction costs related to the Stronghold Transaction are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the Stronghold Transaction as rapidly or to the extent anticipated by the market or if the effect of the Stronghold Transaction on the combined company’s business, financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The Company may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Stronghold Transaction from being completed

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Stronghold Transaction, then that injunction may delay or prevent the Stronghold Transaction from being completed.

57	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The announcement and pendency of the Stronghold Transaction could adversely affect the Company’s business, results of operations and financial condition.

The announcement and pendency of the Stronghold Transaction could adversely affect the Company’s business, results of operations and financial condition and could cause disruptions in and create uncertainty surrounding the Company’s business, including affecting the Company’s relationships with its existing and future business partners, suppliers and employees, which could have an adverse effect on the Company’s business, results of operations and financial condition, regardless of whether the Stronghold Transaction is completed.

If the Stronghold Transaction is not completed, the trading prices of the Company’s common shares may fall to the extent that the current prices reflect a market assumption that the Stronghold Transaction will be completed. In addition, the failure to complete the Stronghold Transaction may result in negative publicity or a negative impression of Stronghold and/or the Company in the investment community and may affect the Company’s relationship with employees, suppliers and other partners in the business community.

The Company will incur substantial transaction fees and costs in connection with the Stronghold Transaction.

The Company has incurred and expects to incur additional material non-recurring expenses in connection with the Stronghold Transaction and completion of the transactions contemplated by the Merger Agreement, including costs relating to obtaining required approvals. The Company has incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Stronghold Transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Stronghold and the Company after completion of the Stronghold Transaction. Even if the Stronghold Transaction is not completed, the Company will be required to pay certain costs relating to the Stronghold Transaction incurred prior to the date the Stronghold Transaction was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on the Company’s future results of operations, cash flows and financial condition.

Significant demands will be placed on the Company as a result of the Stronghold Transaction.

Significant demands will be placed on the Company as a result of the Stronghold Transaction and the Company has expended, and continues to expend, significant management resources in an effort to complete the Stronghold Transaction, which are being diverted from the Company’s day-to-day operations. In addition, as a result of the completion of the Stronghold Transaction, significant demands will be placed on the managerial, operational and financial personnel and systems of the Company. The Company cannot assure that their systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the Stronghold Transaction. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Stronghold Transaction.

58	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

While the Merger Agreement is in effect, the Company and its respective subsidiaries’ businesses are subject to restrictions on its business activities.

Under the Merger Agreement, the Company is subject to certain restrictions on the conduct of its business and generally must operate its business in the ordinary course prior to completing the Stronghold Transaction (unless the Company obtains Stronghold’s written consent, which is not to be unreasonably withheld, delayed or conditioned), which may restrict the Company’s ability to exercise certain of its business strategies. These restrictions may prevent the Company from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits or incurring indebtedness prior to the completion of the Stronghold Transaction or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on the Company’s businesses, financial results, financial condition or share price.

Except in specified circumstances, if the Stronghold Transaction is not completed by May 21, 2025, subject to extension in specified circumstances, either Stronghold or the Company may choose not to proceed with the Stronghold Transaction.

Except in specified circumstances, if the Stronghold Transaction is not completed by May 21, 2025, subject to extension in specified circumstances, either Stronghold or the Company may choose not to proceed with the Stronghold Transaction.

Either Stronghold or the Company may terminate the Merger Agreement if the Stronghold Transaction has not been completed by 5:00 p.m. New York, New York time, on May 21, 2025. However, this right to terminate the Merger Agreement will not be available to Stronghold or the Company if the failure of such party to perform any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Stronghold Transaction to be complete on or before such time.

The termination of the Merger Agreement could negatively impact the Company and, in certain circumstances, could require Stronghold or the Company to pay certain termination fees.

59	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The termination of the Merger Agreement could negatively Impact the Company and, in certain circumstances, could require Stronghold or the Company to pay certain termination fees.

The Merger Agreement is subject to a number of customary closing conditions that must be fulfilled in order to complete the Stronghold Transaction and contains certain termination rights for both Stronghold and the Company, which, if exercised, would result in the Stronghold Transaction not being completed. If the Stronghold merger is not completed for any reason, including as a result of Stronghold stockholders failing to approve the Stronghold Transaction proposal or if the Merger Agreement is terminated in accordance with its terms, the ongoing business of the Company may be adversely affected and, without realizing any of the anticipated benefits of having completed the Stronghold Transaction, the Company would be subject to a number of risks, including the following:

●	the Company may experience negative reactions from the financial markets, including a decline of its share price (which may reflect a market assumption that the Stronghold Transaction will be completed);
●	the Company may experience negative reactions from or irreparable reputational harm as perceived by the Company’s investment community, suppliers, peers regulators, employees, partners in the business community and any other third party whether presently known or unknown; and
●	the Company may experience a material adverse effect on the Company’s businesses, operations, earnings and financial results.

If the Merger Agreement is terminated under circumstances specified in the Merger Agreement, Stronghold may be required to pay the Company a termination fee of $5,000,000 and the Company may be required to pay Stronghold a reverse termination fee of $12,500,000 (minus the amount of the deposit, as defined in the Panther Creek Hosting Agreement between Stronghold and the Company dated September 12, 2024, held by Stronghold and not yet returned to the Company under the Panther Creek Hosting Agreement as of the date of the termination of the Merger Agreement, such deposit amount being up to a maximum of $5,000,000), in the form of cash and/or Bitcoin (at the election of the Company), depending on the circumstances surrounding the termination. There is no guarantee that Stronghold or the Company will have sufficient funds to make these contractually required payments to the other party, as applicable.

60	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The combined company may not realized all of the anticipated benefits of the Stronghold Transaction.

The combined company may not realize all of the anticipated benefits of the Stronghold Transactions even if Bitfarms believes that the Stronghold Transaction will provide benefits to the combined company. However, there is a risk that some or all of the expected benefits of the Stronghold Transaction may fail to materialize, or may not occur within the time periods anticipated by Bitfarms. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Bitfarms and Stronghold. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Stronghold Transaction difficult. Stronghold and Bitfarms have operated and, until completion of the merger, will continue to operate, independently. The success of the Stronghold Transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies. The past financial performance of each of Stronghold and Bitfarms may not be indicative of their future financial performance. Realization of the anticipated benefits in the Stronghold Transaction will depend, in part, on the combined company’s ability to successfully integrate Stronghold and Bitfarms’ businesses. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Stronghold Transaction and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the Stronghold Transaction. The coordination process may also result in additional and unforeseen expenses.

Failure to realize all of the anticipated benefits of the Stronghold Transaction may impact the financial performance of the combined company and the price of the combined company’s common shares.

61	Page

BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

In connection with the Stronghold Transaction, the consolidated indebtedness of the Company may increase substantially, including with respect to the satisfaction or assumption of the outstanding obligations under Stronghold’s credit agreement, and the increased level of indebtedness following the completion of the Stronghold Transaction could adversely affect the Company after the Stronghold Transaction, including by decreasing its business flexibility and by impacting its ability to raise additional capital and to meet its obligations under its indebtedness.

With the Stronghold Transaction, the consolidated indebtedness of the Company may increase substantially, including with respect to the satisfaction or assumption of the outstanding obligations under Stronghold’s credit agreement, and the increased level of indebtedness following the completion of the Stronghold Transaction could adversely affect the Company after the Stronghold Transaction, including by decreasing its business flexibility and by impacting its ability to raise additional capital and to meet its obligations under its indebtedness.

The Merger Agreement provides that, to the extent requested by the Company, Stronghold will, at the Company’s expense, use reasonable best efforts to promptly obtain any consents or amendments as necessary to permit the consummation of the Stronghold Transaction under Stronghold’s credit agreement (the “COC Amendment”), but the obtaining of the COC Amendment is not a closing condition to the Stronghold Transaction. If the COC Amendment is not obtained on or prior to closing, the Company will be required to satisfy all outstanding obligations under such credit agreement and certain other debt instruments of Stronghold prior to or substantially concurrently with the consummation of the Stronghold Transaction, which could reduce funds available for capital expenditures and other activities of the Company. If the COC Amendment is obtained on or prior to closing, the Company may assume an estimated $50 million of outstanding net debt of Stronghold, which could have the effect of, among other things, reducing the Company’s flexibility to respond to changing business and economic conditions.

In addition, any incurrence of additional indebtedness, including in connection with the satisfaction or assumption of outstanding obligations under Stronghold’s credit agreement or other indebtedness the Company assumes in connection with the Stronghold Transaction, could have important consequences for the post-Stronghold Transaction Company’s creditors and its shareholders. For example, it could limit the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company from making strategic acquisitions or cause the Company to make non-strategic divestitures; restrict the Company from paying dividends to its shareholders; increase the Company’s vulnerability to general economic and industry conditions; and require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the Company’s indebtedness, thereby reducing the Company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities. Any increased levels of indebtedness following completion of the Stronghold Transaction and corresponding increased demands on the Company’s cash resources may create competitive disadvantages for the Company relative to other companies with lower debt levels.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Investors in the Company’s common shares may suffer dilution as a result of the Stronghold Transaction and other issuances of the Company’s securities.

Investors in the Company’s common shares may suffer dilution as a result of the Stronghold Transaction and other issuances of the Company’s securities. The number of common shares that the Company is authorized to issue is unlimited. The Company will, pursuant to the Merger Agreement, issue up to approximately 66,071,717 common shares, and may, in its sole discretion, as part of future offerings, issue additional common shares and/or securities convertible into or exercisable for common shares from time to time subject to the rules of any applicable stock exchange on which the common shares are then listed and applicable securities law. The Company cannot predict the size or price of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that such future issuances and sales will have on the market price of the common shares. The issuance of any additional common shares and/or securities convertible into or exercisable for common shares may have a dilutive effect on the interests of holders of the Company’s common shares.

The Company currently qualifies as an “emerging growth company”; however, the Company will cease to qualify as such as of December 31, 2024, and will be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Bitfarms currently qualifies as an “emerging growth company”; however, Bitfarms will cease to qualify as such as of December 31, 2024, and will be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Bitfarms is an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, and has been able to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, as an emerging growth company, Bitfarms has not been required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, Bitfarms will cease to qualify as an emerging growth company as of December 31, 2024.

Once Bitfarms no longer qualifies as an emerging growth company, the exemption from the auditor attestation report requirements under Section 404(b) of the Sarbanes-Oxley Act will no longer apply. Any testing by Bitfarms conducted in connection with Section 404(b) of the Sarbanes-Oxley Act, or the subsequent testing by Bitfarms’ independent registered public accounting firm conducted in connection with Section 404(b) of the Sarbanes-Oxley Act, may reveal deficiencies in Bitfarms’ internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Bitfarms’ financial statements or identify other areas for further attention or improvement. Any material weaknesses in internal controls could cause investors to lose confidence in Bitfarms’ reported financial information, which could have a negative effect on the trading price of Bitfarms common shares. In addition, preparation of the auditor’s attestation report and the cost of compliance with reporting requirements that Bitfarms has not previously implemented have increased, and will continue to increase, Bitfarms’ expenses and require significant management time, and investors may find Bitfarms common shares less attractive because of the additional compliance costs, which could have a negative impact on the trading price of Bitfarms common shares.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.

Bitfarms’ business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.

On April 22, 2024, Bitfarms received an unsolicited proposal from Riot to acquire 100% of the issued and outstanding common shares of Bitfarms (the “Unsolicited Proposal”). A special committee of the Board, consisting solely of independent directors (the “Bitfarms Special Committee”), considered the Unsolicited Proposal and determined it significantly undervalued Bitfarms and its growth prospects. On June 24, 2024, the Unsolicited Proposal was withdrawn; however, Riot requisitioned a special meeting of Bitfarms shareholders (the “Bitfarms Special Meeting”) for the purpose of replacing a majority of the Board with three of its nominees and initiated a hearing before the Capital Markets Tribunal of the Ontario Securities Commission. On September 3, 2024, Riot amended its requisition, instead seeking to replace two members of the Board with two of its nominees at the Bitfarms Special Meeting and also threatened litigation.

On September 23, 2024, Bitfarms entered into a settlement agreement (the “Settlement Agreement”) with Riot, pursuant to which, among other things, Riot agreed to withdraw its June 24, 2024 requisition and to accept customary standstill provisions through Bitfarms’ 2026 annual meeting, subject to certain exceptions, and Bitfarms agreed to make certain changes to its Board, including the resignation of an existing director, the appointment of a nominee of the investor to the Board and the governance and nominating and compensation committees of the Board, and to seek approval from the Bitfarms shareholders at the Bitfarms Special Meeting to, among other things, expand the Board from five to six members and elect an independent director nominated by the Board to serve as the sixth member of the Board. Bitfarms also provided Riot with certain rights (subject to certain exceptions) to purchase shares of Bitfarms, provided the investor holds 15% or more of the outstanding Bitfarms common shares.

The events surrounding the Unsolicited Proposal, Bitfarms Special Meeting, Settlement Agreement and related circumstances and Bitfarms’ responses thereto required significant time and attention by Bitfarms’ management team and Board and required Bitfarms to incur significant legal and advisory fees and expenses. In the future, similar actions taken by third parties, including unsolicited takeover proposals, the initiation of proxy contests and litigation by adverse parties could disrupt Bitfarms’ business, distract Bitfarms from efforts to improve its business, cause Bitfarms to incur substantial additional expenses, create perceived uncertainties as to Bitfarms’ future direction and result in significant fluctuations in the price of Bitfarms common shares, all of which could harm Bitfarms’ business and materially and adversely affect its results of operations.

Noise Pollution and Community Opposition

The Company’s Mining operations involve the use of a large numbers of high-powered Miners and cooling systems that generate significant noise. This noise can pose several risks to the Company’s business including community complaints, reputational damage, litigation risk, regulatory risk, operational constraints, increased costs and opposition to expansion. These risks could lead to fines or penalties imposed by local governments, requirements to implement costly noise mitigation measures, restrictions on the Company’s operating hours, reduction of scale of the Company’s operations, stricter noise controls regulations on the Company’s operations, potential shutdown of data centers that cannot meet local noise regulations, damages resulting from lawsuits and difficulty obtaining necessary permits and approvals for expanding existing data centers or establishing new site operations. While the Company strives to be a good corporate citizen and mitigate noise impacts where possible, the inherently noisy nature of large-scale cryptocurrency Mining operations presents ongoing risks to the Company’s business that may negatively affect its financial condition and results of operations.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

20. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the 2023 Annual Financial Statements.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2023 Annual Financial Statements and Note 3 to the Financial Statements for more information regarding the Company's material accounting policy information and new accounting policies.

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	future Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of Mining Pool operator;
●	reliance on foreign Mining Pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

●	limited operating history and limited history of de-centralized financial system;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	data center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;
●	the timing to consummate the Stronghold Transaction and the failure to consummate or delays in consummating the Stronghold Transaction;
●	the failure to satisfy the conditions required to consummate the Stronghold Transaction;
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Stronghold Transaction or otherwise require the Company to modify the terms and conditions of the Stronghold Transaction, including to achieve regulatory or stockholder approval;
●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected;
●	unexpected costs, liabilities or delays in connection with or with respect to the Stronghold Transaction;
●	certain restrictions during the pendency of the Stronghold Transaction that may impact the ability of Bitfarms to pursue certain business opportunities or strategic transactions; and
●	other factors beyond the Company’s control.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the “Risk Factors” of the 2023 AIF. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from Management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s 2023 AIF, are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
Artificial Intelligence (AI)	A branch of technology enabling computers and machines to replicate human-like abilities, including learning, understanding, problem-solving, decision-making, creativity, and autonomous action.
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Block Reward	A Bitcoin Block Reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or 'blocks', are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash or EH/s	One quintillion (1,000,000,000,000,000,000) hashes or one million Terahash per second.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Hashrate Under Management	Hashrate from the Miners the Company owns and from Miners hosted and managed by the Company.
High Performance Computing (HPC)	Advanced computing capability that allows for rapid data processing and complex calculations at exceptionally high speeds, essential for handling large datasets and complex computational tasks.
Hosting	A service in which a company provides infrastructure, power, and cooling solutions to house and operate cryptocurrency mining equipment owned by clients.
Megawatt or MW	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.

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BITFARMS LTD.

Management’s Discussion & Analysis

(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining Pool is a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.
Network Difficulty	Network Difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network Hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash or PH/s	One quadrillion (1,000,000,000,000,000) hashes or one thousand Terahash per second.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the Company’s use of financial instruments to generate BTC exposure with inherent risk management, capital efficiency and leverage characteristics.
Terahash or TH/s	One trillion (1,000,000,000,000) hashes or one Terahash per second.

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